Faegre Drinker Biddle & Reath LLP

191 North Wacker Drive

Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

December 18, 2020

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       FS Credit Income Fund (the “Registrant”)

    (Registration Nos. 333-215074; 811-23221)

Dear Mr. Be:

The following responds to the Staff’s comment that you provided by telephone on November 25, 2020 regarding the review of the Registrant’s 486APOS filed on October 9, 2020.

For your convenience, the Staff’s comment is summarized below and it is followed by the Registrant’s response.

1.	Comment: Please clarify the language on page 66 of the Registrant’s Prospectus relating to the disclosure on the BNP Credit Facility with respect to how the committed portion of the BNP Credit Facility is determined.

Response: The Registrant has revised the third full paragraph on page 66 of the Prospectus as follows:

On October 25, 2017, and effective November 1, 2017, the Fund entered into the BNP Facility with BNP Paribas. The BNP Facility provides for borrowings in U.S. dollars and certain agreed upon foreign currencies. The Fund may borrow on an uncommitted basis, at the discretion of BNP Paribas, to the extent the pledged collateral provides sufficient coverage for such borrowings. The Fund may also borrow on a committed basis up to an aggregate principal amount equal to the average outstanding balance over the past ten business days.

Mr. Raymond Be

December 18, 2020

The following hypothetical example provides a demonstration of how the BNP Facility maximum committed financing amount is calculated and may fluctuate. On day one, the Fund has $50,000 in borrowings outstanding under the BNP Facility and this amount has been outstanding for over 10 days. Therefore, the maximum committed financing amount on day one is $50,000. On day two, the Fund repays $10,000, bringing the total amount of borrowings outstanding under the BNP Facility to $40,000. On days three through ten the Fund does not further repay outstanding borrowings or borrow additional amounts. As a result, the maximum committed financing amount on days three through ten will incrementally decrease as follows: on day three, $49,000, on day four, $48,000, on day five, $47,000, on day six, $46,000, on day seven, $45,000, on day eight, $44,000, on day nine, $43,000, on day 10, $42,000.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Very truly yours,

/s/ David L Williams
David L. Williams